Exhibit 99.(a)(1)(G)
Form of Email Reporting Results to Offer Participants
     On behalf of Emulex Corporation (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “exchange offer”) certain eligible outstanding stock options (the “eligible options”) for restricted stock units (“restricted stock units”) the Company will grant under the 2005 Equity Incentive Plan (the “Plan”), all in accordance with the Company’s Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer to Exchange”).
     The exchange offer expired at 11:59 p.m. California time on July 13, 2009. Promptly following the expiration of the exchange offer and pursuant to the terms and conditions of the exchange offer, the Company accepted for exchange eligible options tendered to it, for a total of                      shares of our common stock, and canceled all such eligible options.
     In accordance with the terms and subject to the conditions of the exchange offer, the number of restricted stock units that you will be granted in exchange for the cancellation of your eligible options will be determined based on the exchange ratios contained in Section 1 of the Offer to Exchange. The terms and conditions of the restricted stock units are also described in the Offer to Exchange and include the following:
•	Shares of common stock will be delivered in satisfaction of your restricted stock units upon vesting (assuming you have furnished the Company with, or otherwise made provision for, sufficient funds to satisfy the Company’s withholding obligations);

•	For all eligible employees, restricted stock units will become vested in three (3) annual installments: 30% on the first anniversary of the date of grant, 30% on the second anniversary of the date of grant and 40% on the third anniversary of the date of grant;

•	Vesting of restricted stock units is contingent upon your continuous employment with or service to the Company through the applicable vesting dates (subject to certain exceptions set forth in the Offer to Exchange); and

•	If you exchange your eligible options and your employment with or service to the Company is terminated prior to the full vesting of your restricted stock units, you will forfeit and have no further rights with respect to any unvested portion of your restricted stock units (subject to certain exceptions set forth in the Offer to Exchange).
     In accordance with the terms of the Offer to Exchange, the Company will grant you restricted stock units on or about July 14, 2009, although for administrative processing reasons, you may not receive notice of your grant of restricted stock units for a period of time after the date of grant.
     If you have any questions about your rights in connection with the grant of restricted stock units, please contact Joyce Shinn at (714) 662-5600 or joyce.shinn@emulex.com.